FOR IMMEDIATE RELEASE

Bitzero Deepens Technical & Supply Chain Capabilities Through Collaboration with Vertiv

The collaboration strengthens Bitzero's growing ecosystem of leading infrastructure and technology partners

Vancouver, British Columbia - August 4th, 2026 // Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE:000) ("Bitzero" or the "Company"), a provider of sustainable high-performance compute ("HPC") and AI data center infrastructure, today announced a collaboration with Vertiv, a global leader in critical digital infrastructure, further strengthening Bitzero's growing ecosystem of technical, engineering, and supply chain providers supporting the delivery of next-generation data center infrastructure.

Further to Bitzero's previously announced partnerships, Vertiv adds deep expertise in critical power, thermal management, and infrastructure deployment to support the design and delivery of AI, HPC, and hyperscale data centers. The relationship expands Bitzero's access to proven technologies and engineering capabilities that can help accelerate project execution while supporting performance, efficiency, and scalability requirements.

Vertiv technologies and expertise are expected to serve as a key pillar within Bitzero's broader execution platform, bringing global expertise in critical power and cooling systems, including advanced liquid cooling design and engineering capabilities required for modern AI and HPC environments. As compute density increases and customer requirements evolve, integrated end-to-end infrastructure systems and modular solutions are becoming increasingly central to the successful deployment of resilient, scalable, and efficient digital infrastructure, helping customers accelerate deployment and reduce time to token.

The collaboration reflects Bitzero's continued focus on building an integrated network of industry-leading providers across technical design, project execution, and supply chain coordination. By deepening its relationships with specialized infrastructure leaders, the Company is positioning itself to deliver high-performance compute environments that meet the demands of hyperscale, AI, and other advanced workloads.

"Bitzero is intentionally building an ecosystem of leading providers across every critical layer of data center delivery," said Bitzero Founder & CEO, Mohammed Bakhashwain. "Following our previously announced relationships, Vertiv further enhances our technical depth across critical power, thermal management, and infrastructure solutions, while strengthening our supply chain capabilities as we continue advancing our platform for hyperscale, AI, and HPC applications."

"Successfully scaling AI requires more than advanced compute, it requires end-to-end infrastructure capable of supporting increasingly demanding power and thermal profiles," said Paul Ryan, president for Europe, Middle East and Africa (EMEA) at Vertiv. "Vertiv draws on decades of experience in critical digital infrastructure to help organizations deploy and operate the power and cooling systems that underpin AI and HPC environments, helping accelerate AI readiness and support faster time-to-token outcomes. We are pleased to support Mohammed and the Bitzero team as it expands its capabilities to meet growing customer demand."

As Bitzero continues to advance its development strategy, the Company remains focused on bringing together the expertise, infrastructure providers, and delivery capabilities necessary to support long-term growth across its portfolio of sites.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute (HPC), and strategic data center hosting partnerships. Bitzero Holdings Inc. owns four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact
Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact
Victoria Rutherford
480-625-5772
Victoria@adcap.ca

About Vertiv

Vertiv brings together hardware, software, analytics and ongoing services to enable its customers' vital applications to run continuously, perform optimally and grow with their business needs. Vertiv solves the most important challenges facing today's data centers, communication networks and commercial and industrial facilities with a portfolio of power, cooling and IT infrastructure solutions and services that extends from the cloud to the edge of the network. Headquartered in Westerville, Ohio, USA, Vertiv does business in more than 130 countries. For more information, and for the latest news and content from Vertiv, visit Vertiv.com.

Vertiv Media Contact

Susanna Collins

Susanna.Collins@apodpr.co.uk

Forward-looking statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27 of the Securities Act, and Section 21E of the Securities Exchange Act, and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are often, but not always, identified by words such as "anticipate", "plan", "expect", "intend", "may", "will", "would", "could", "should", "believe", "estimate", "project", "potential", "target" or similar expressions suggesting future outcomes or events.

Forward-looking statements in this release include, but are not limited to, statements regarding the anticipated benefits of the collaboration with Vertiv; the expected role of Vertiv's technologies and expertise within Bitzero's execution platform; and Bitzero's ability to design, deliver and scale AI, HPC and hyperscale data center infrastructure, accelerate project execution and reduce time to token. These statements are only a prediction and are based on assumptions including that the collaboration will proceed and deliver benefits as expected; that Vertiv will provide the anticipated technologies, expertise and support on commercially reasonable terms and on a timely basis; that Bitzero will have access to the capital, power, sites and personnel required to advance its development strategy; that Bitzero will secure customer demand for AI and HPC capacity at its sites; that Bitzero will complete site development in accordance with its expected timelines; that no unforeseen technological, competitive or regulatory developments will materially impair the anticipated benefits of the collaboration; and that there will be no material change in economic, market, supply chain or regulatory conditions. Bitzero believes that the assumptions on which its forward-looking statements are based were reasonable when made, but cautions readers that these assumptions may prove to be incorrect.

Actual events or results may differ materially from those in the forward-looking statements set forth herein as a result of a number of factors, including: risks relating to the execution of Bitzero's development strategy; the availability, cost and timing of financing, critical power, cooling and other data center infrastructure; supply chain and counterparty performance; risks that the Vertiv collaboration does not deliver the anticipated benefits, is terminated or modified, or does not proceed on the timelines or terms currently contemplated; risks associated with the evolution of AI and HPC customer requirements and compute density; competitive risks in the AI/HPC and data center infrastructure market; technology obsolescence risk; and general economic and market conditions. Readers are referred to Vertiv's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, and to Bitzero's continuous disclosure record, including its most recent Annual Information Form, Management's Discussion and Analysis, its CSE listing statement and its registration statement/annual report on Form 40-F, in each case available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov, for a discussion of the risk factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this release. The forward-looking statements in this release are made as of the date hereof, and neither Vertiv nor Bitzero undertakes any obligation to update or alter any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.